

NEWS RELEASE

FOR IMMEDIATE RELEASE

November 7, 2002

CAPITOL FEDERAL FINANCIAL ANNOUNCES SPECIAL
YEAR-END DIVIDEND

TOPEKA, KANSAS: Capitol Federal Financial (Nasdaq: CFFN) announced today that its Board of Directors declared a special year-end cash dividend of $1.22 per share on outstanding CFFN common stock. The dividend is payable on December 6, 2002 to stockholders of record as of the close of business on November 22, 2002.

As previously announced, CFFN is scheduled to pay its next regular quarterly cash dividend of $0.21 per share on November 15, 2002. The combination of the regular quarterly dividends and the special year-end dividend will result in a total of $2.00 in cash dividends paid to shareholders in calendar year 2002.

Capitol Federal Savings Bank MHC (MHC), which owns 52,192,817 shares of CFFN, has waived its right to receive the special dividend. Therefore, the special dividend will only be paid on the outstanding publicly traded shares.

John C. Dicus, Chairman and CEO of CFFN, stated: "We intend to consider paying a special year-end cash dividend each December, in addition to our regular quarterly dividends. The level of our earnings, combined with our traditional business model, gives us confidence in our ability to continue to reward our shareholders with significant dividends. To illustrate, total dividends paid this calendar year will be approximately $37.5 million, compared to our fiscal 2002 earnings of approximately $89.6 million."

Chairman Dicus went on to state that the special dividend would not violate any debt service covenants and would not adversely impact the Company's ability to repay its outstanding loans. In addition, after the payment of this special dividend, CFFN's subsidiary bank capital ratios will remain significantly above all requirements to be considered well capitalized. No additional funds will be required from the bank in order to pay the special dividend.

In conjunction with this announcement, the Board of Directors of CFFN has approved the repurchase of an additional 1,000,000 shares of its common stock. This is in addition to the 536,102 shares that remain to be repurchased under the existing buyback plan. Pursuant to the stock repurchase program, shares will be repurchased by CFFN in open market and other transactions from time to time, depending upon market conditions.

Chairman Dicus noted that certain conditions could inhibit the Company's ability to pay ongoing special year-end dividends, such as the level of future earnings, cash available to CFFN, unforseen regulatory restrictions, the Company's desire to repurchase additional shares of CFFN stock and other market conditions.

Except for the historical information contained in this press release, the matters discussed may be deemed to be forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties, including changes in the economic conditions in the Company's market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the Company's market area, competition, and other risks detailed from time to time in the Company's SEC reports. Actual strategies and results in future periods may differ materially from those currently expected. These forward-looking statements represent the Company's judgment and intent as of the date of this release. The Company disclaims, however, any intent or obligation to update these forward-looking statements.

Capitol Federal Financial is the holding company for Capitol Federal Savings Bank. The Bank has 34 branch locations in Kansas. Capitol Federal Savings Bank continues to be the leading residential lender in the state of Kansas.

For further information contact:

Jim Wempe
Vice President, Investor Relations
700 S Kansas Avenue
Topeka, Kansas 66603
(785) 270-6055
jwempe@capfed.com